Exhibit 99.1

Dada Announces Unaudited Fourth Quarter and Fiscal Year 2020 Financial Results

SHANGHAI, China, March 08, 2021 (GLOBE NEWSWIRE) -- Dada Group (NASDAQ: DADA, “Dada” or the “Company”), China’s leading local on-demand delivery and retail platform, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2020.

Fourth Quarter and Fiscal Year 2020 Highlights

●	Total net revenues in the fourth quarter were RMB2,015.8 million, an increase of 69.9% year-over-year. Total net revenues in 2020 were RMB5,740.0 million, an increase of 85.2% year-over-year.

●	Number of orders delivered of Dada Now in 2020 was 1.1 billion, as compared with 753.8 million in 2019.

●	Total Gross Merchandise Volume (“GMV”) of JDDJ in 2020 was RMB25.3 billion, an increase of 107.0% year-over-year from RMB12.2 billion in 2019.

●	Number of active consumers for the twelve months ended December 31, 2020 was 41.3 million, as compared with 24.4 million in 2019.

“We are pleased to conclude 2020 with another strong set of results in the fourth quarter. Our leading position was further strengthened as our two platforms are continuously gaining market share," commented Mr. Philip Kuai, Chairman and Chief Executive Officer of Dada Group. "As we are entering 2021, with our mission to bring people everything on demand, we will continue to invest in technology to empower our partners, and grow our user base to seize the huge market opportunities, especially in lower-tier cities in China.”

“We delivered another solid quarter with great top line growth and bottom line improvement,” said Beck Chen, Chief Financial Officer of Dada Group. “We are pleased with the strengthened partnerships with retailers and brand owners, based on our continuously enhanced empowering capabilities. Our user base maintained strong growth momentum driven by our diversified product offerings and superior consumer experiences. We experienced significant operating leverage and will continue to focus on developing and optimizing technology innovation and attracting more users in the future.”

Fourth Quarter 2020 Financial Results

Total net revenues were RMB2,015.8 million, an increase of 69.9% from RMB1,186.4 million in the same quarter of 2019.

	For the three months ended December 31,
	2019	2020
	(RMB in thousands)
Net Revenue
Dada Now
Services	822,822	1,267,156
Sales of goods	11,114	19,331
Subtotal	833,936	1,286,487
JDDJ
Services note (1)	352,502	729,335
Total	1,186,438	2,015,822

Note:

(1) Includes net revenues from fulfillment services provided to retailers on JDDJ of RMB179,057 and RMB311,993, and commission fee revenues from retailers on JDDJ of RMB109,994 and RMB201,101 for the three months ended December 31, 2019 and 2020, respectively.

Net revenues generated from Dada Now increased by 54.3% from RMB833.9 million in the fourth quarter of 2019 to RMB1,286.5 million, mainly driven by the increases in order volume of services to logistics companies and intra-city delivery service to chain merchants.

Net revenues generated from JDDJ increased by 106.9% from RMB352.5 million in the fourth quarter of 2019 to RMB729.3 million, mainly due to the increase in GMV from the same quarter last year, which was driven by increases in average order size and the number of active consumers. The increase in online marketing services revenue as a result of the increasing promotional activities launched by brand owners also constituted an increment of the net revenues generated from JDDJ.

Total costs and expenses were RMB2,584.2 million, compared with RMB1,750.9 million in the same quarter of 2019.

●	Operations and support costs were RMB1,637.3 million, compared with RMB1,083.3 million in the same quarter of 2019. The rise was primarily due to an increase in rider cost as a result of increasing order volume for our services to logistics companies and intra-city delivery services provided to various chain merchants on the Dada Now platform and retailers on the JDDJ platform.

●	Selling and marketing expenses were RMB702.9 million, compared with RMB485.2 million in the same quarter of 2019. The increase was primarily due to (i) growing incentives to JDDJ consumers in line with GMV growth, (ii) an increase in advertising and marketing expenses, which was primarily attributable to the increase in referral fees paid to staff at retailer stores and third-party promotion service providers for their efforts to attract new consumers to the JDDJ platform, and (iii) an increase in personnel cost in connection with the Company’s growing business and increased share-based compensation expenses.

●	General and administrative expenses were RMB113.3 million, compared with RMB70.7 million in the same quarter of 2019. The increase was primarily due to (i) increased share-based compensation expenses, and (ii) increases in professional service fees that the Company incurred as a listed company.

●	Research and development expenses were RMB110.2 million, compared with RMB95.3 million in the same quarter of 2019. The increase was mainly attributable to the increase in research and development personnel cost as the Company continues to strengthen its technological capabilities. The increased share-based compensation expenses also contributed to the increase in personnel cost.

Loss from operations was RMB549.6 million, compared with RMB558.7 million in the same quarter of 2019. Operating margin was -27.3%, compared with -47.1% in the same quarter of 2019.

Non-GAAP loss from operations1 was RMB433.5 million, compared with RMB492.7 million in the same quarter of 2019. Non-GAAP operating margin was -21.5%, compared with -41.5% in the same quarter of 2019.

Net loss was RMB534.4 million, compared with RMB541.8 million in the same period of 2019.

Non-GAAP net loss2 was RMB419.6 million, compared with RMB478.1 million in the same period of 2019.

Net loss attributable to ordinary shareholders of Dada Group was RMB534.4 million, compared with RMB759.0 million in the same quarter of 2019.

Non-GAAP net loss attributable to ordinary shareholders of Dada Group3 was RMB419.6 million, compared with RMB695.2 million in the same quarter of 2019.

Basic and diluted net loss per share for the fourth quarter of 2020 was RMB0.59, compared with RMB2.09 in the same quarter of 2019.

Non-GAAP basic and diluted net loss per share4 for the fourth quarter of 2020 was RMB0.46, compared with RMB1.91 in the same quarter of 2019.

1 Non-GAAP loss from operations represents loss from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition.

2 Non-GAAP net loss represents net loss excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisitions and tax benefit from amortization of such intangible assets.

3 Non-GAAP net loss attributable to ordinary shareholders of Dada Group is net loss attributable to ordinary shareholders of Dada Group excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets.

4 Non-GAAP net loss per share is non-GAAP net loss attributable to ordinary shareholders of Dada Group divided by weighted average number of shares used in calculating net loss per share.

Fiscal Year 2020 Financial Results

Total net revenues were RMB5,740.0 million, an increase of 85.2% from RMB3,099.7 million in fiscal year 2019.

	For the year ended December 31,
	2019	2020
	(RMB in thousands)
Net Revenue
Dada Now
Services	1,954,834	3,377,653
Sales of goods	41,951	56,925
Subtotal	1,996,785	3,434,578
JDDJ
Services note (2)	1,102,913	2,305,411
Total	3,099,698	5,739,989

Note:

(2) Includes net revenues from fulfillment services provided to retailers on JDDJ of RMB588,752 and RMB970,697, and commission fee revenues from retailers on JDDJ of RMB347,870 and RMB687,789 in fiscal year 2019 and 2020, respectively.

Net revenues generated from Dada Now increased by 72.0% from RMB1,996.8 million in fiscal year 2019 to RMB3,434.6 million, mainly driven by the increases in order volume of services to logistics companies and intra-city delivery service to chain merchants.

Net revenues generated from JDDJ increased by 109.0% from RMB1,102.9 million in fiscal year 2019 to RMB2,305.4 million, mainly due the increase in GMV from last fiscal year, which was driven by increases in average order size and the number of active consumers. The increase in online marketing services revenue as a result of the increasing promotional activities launched by brand owners also constituted to an increment of the net revenues generated form JDDJ.

Total costs and expenses were RMB7,564.9 million, compared with RMB4,925.3 million in fiscal year 2019.

●	Operations and support costs were RMB4,721.3 million, compared with RMB2,845.9 million in fiscal year 2019. The rise was primarily due to an increase in rider cost as a result of increasing order volume for our services to logistics companies and intra-city delivery services provided to various chain merchants on the Dada Now platform and retailers on the JDDJ platform.

●	Selling and marketing expenses were RMB1,848.7 million, compared with RMB1,414.5 million in fiscal year 2019. The increase was primarily due to (i) growing incentives to JDDJ consumers in line with GMV growth, (ii) an increase in advertising and marketing expenses, which was primarily attributable to the increase in referral fees paid to staff at retailer stores and third-party promotion service providers for their efforts to attract new consumers to the JDDJ platform, and (iii) an increase in personnel cost in connection with the Company’s growing business and increased share-based compensation expenses.

●	General and administrative expenses were RMB498.8 million, compared with RMB281.4 million in fiscal year 2019. The increase was primarily due to (i) increased share-based compensation expenses, and (ii) increases in professional service fees that the Company incurred as a listed company.

●	Research and development expenses were RMB428.8 million, compared with RMB333.8 million in fiscal year 2019. The increase was mainly attributable to the increase in research and development personnel cost as the Company continues to strengthen its technological capabilities. The increased share-based compensation expenses also contributed to the increase in personnel cost.

Loss from operations was RMB1,764.1 million, compared with RMB1,749.7 million in fiscal year 2019. Operating margin was -30.7%, compared with -56.4% in fiscal year 2019.

Non-GAAP loss from operations was RMB1,221.7 million, compared with RMB1,491.1 million in fiscal year 2019. Non-GAAP operating margin was -21.3%, compared with -48.1% in fiscal year 2019.

Net loss was RMB1,705.2 million, compared with RMB1,669.8 million in fiscal year 2019.

Non-GAAP net loss was RMB1,168.0 million, compared with RMB1,420.2 million in fiscal year 2019.

Net loss attributable to ordinary shareholders of Dada Group was RMB2,080.8 million, compared with RMB2,464.8 million in fiscal year 2019.

Non-GAAP net loss attributable to ordinary shareholders of Dada Group was RMB1,543.6 million, compared with RMB2,215.2 million in fiscal year 2019.

Basic and diluted net loss per share in fiscal year 2020 was RMB3.12, compared with RMB6.80 in fiscal year 2019.

Non-GAAP basic and diluted net loss per share in fiscal year 2020 was RMB2.31, compared with RMB6.11 in fiscal year 2019.

As of December 31, 2020, the Company had RMB6,291.1 million in cash, cash equivalents, restricted cash and short-term investments, an increase from RMB2,113.5 million as of December 31, 2019.

Environment, social responsibility and corporate governance

The Company is fully committed to creating a fair and sustainable future for riders, consumers, partners and employees.

●	In light of the resurgence of COVID-19 cases in select cities, the Company was designated as the first batch of companies to supply and distribute daily necessities in select cities of Hebei province. As part of our response, we worked together with retailers and brand partners to maintain continuous supply of necessities. To ensure timely and safe deliveries, we arranged for our Dada Now riders to undergo a second round of nucleic acid testing and daily body temperature checks. This allowed us to develop contactless delivery services.
●	In terms of rider care, we finished a second round of education-related support for children of Dada Now riders. This included grants to children with academic excellence, and helped to relieve the pressures on our hardworking riders, who face financial difficulties. To cope with the coldest months, we also launched a “Warm Winter” program in major cities by partnering with 400 offline supermarket stores nationwide to provide warm rest areas exclusively for our Dada Now riders
●	We continued to participate in the poverty alleviation drive between the eastern and western regions in China during the quarter. We not only expanded our coverage of poverty-stricken groups, but also empowered them by leveraging our e-commerce and delivery platform to help them sell and distribute agricultural products through live streaming and through dedicated sections on our JDDJ platform.
●	On environmental protection, during the quarter, we partnered with our supermarket partners to use biodegradable plastic bags for packaging in most first- and second-tier cities, to reduce pollution.

Business Outlook

For the first quarter of 2021, Dada expects total revenue to be between RMB1,610 million and RMB1,660 million. This outlook is based on information available as of the date of this press release and reflects the Company's current and preliminary expectations, which are subject to change in light of various uncertainties, including those related to the ongoing COVID-19 pandemic.

Conference Call

The Company will host a conference call to discuss the earnings at 8:00 p.m. Eastern Time on Monday, March 8, 2021 (9:00 a.m. Beijing time on Tuesday, March 9, 2021).

Please register in advance of the conference using the link provided below and dial in 10 minutes prior to the call, using participant dial-in numbers, Direct Event passcode and unique registrant ID which would be provided upon registering. You will be automatically linked to the live call after completion of this process, unless required to provide the conference ID below due to regional restrictions.

PRE-REGISTER LINK: http://apac.directeventreg.com/registration/event/2456008

CONFERENCE ID: 2456008

A telephone replay of the call will be available after the conclusion of the conference call through 08:59 a.m. Eastern Time, March 16, 2021.

Dial-in numbers for the replay are as follows:

International Dial-in	+61-2-8199-0299
U.S. Toll Free	1-855-452-5696
Mainland China	8008-700-206
Hong Kong	800-963-117
Passcode:	2456008#

A live and archived webcast of the conference call will be available on the Investor Relations section of Dada’s website at https://ir.imdada.cn/.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income/(loss) attributable to ordinary shareholders of Dada Group and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada Group per share as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP operating margin is non-GAAP income/(loss) from operations as a percentage of total net revenues. Non-GAAP net income/(loss) is net income/(loss) excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets. Non-GAAP net margin is non-GAAP net income/(loss) as a percentage of total net revenues. Non-GAAP net income/(loss) attributable to ordinary shareholders of Dada Group is net income/(loss) attributable to ordinary shareholders of Dada Group excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets. Non-GAAP net income/(loss) attributable to ordinary shareholders of Dada Group per share is non-GAAP net income/(loss) attributable to ordinary shareholders of Dada Group divided by weighted average number of shares used in calculating net income/(loss) per share.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income/(loss) from operations and non-GAAP net income/(loss) enable the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of the Company’s financial and operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders of Dada Group, and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada Group per share is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders of Dada Group, and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada Group per share. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income/(loss) attributable to ordinary shareholders of Dada Group and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada Group per share for the period should not be considered in isolation from or as an alternative to income/(loss) from operations, operating margin, net income/(loss), net margin, net income/(loss) attributable to ordinary shareholders of Dada Group and net income/(loss) attributable to ordinary shareholders of Dada Group per share, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. Dada may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Dada’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dada’s strategies; Dada’s future business development, financial condition and results of operations; Dada’s ability to maintain its relationship with major strategic investors; its ability to provide efficient on-demand delivery services and offer quality on-demand retail experience; its ability to maintain and enhance the recognition and reputation of its brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Dada’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Dada does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Dada Group

Dada Group is a leading platform of local on-demand retail and delivery in China. It operates JDDJ, one of China’s largest local on-demand retail platforms for retailers and brand owners, and Dada Now, a leading local on-demand delivery platform open to merchants and individual senders across various industries and product categories. The Company’s two platforms are inter-connected and mutually beneficial. The Dada Now platform enables improved delivery experience for participants on the JDDJ platform through its readily accessible fulfillment solutions and strong on-demand delivery infrastructure. Meanwhile, the vast volume of on-demand delivery orders from the JDDJ platform increases order volume and density for the Dada Now platform.

For more information, please visit https://ir.imdada.cn/.

For investor inquiries, please contact:

Dada Nexus Limited

Ms. Caroline Dong

E-mail: ir@imdada.cn

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86-178-1749 0483

E-mail: rvanguestaine@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

For media inquiries, please contact:

Dada Nexus Limited

E-mail: PR@imdada.cn

Appendix I

DADA NEXUS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share data and otherwise noted)

	As of December 31,	As of December 31,
	2019	2020
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	1,154,653	5,461,264
Restricted cash	1,480	59,791
Short-term investments	957,370	770,000
Accounts receivable	38,234	403,584
Inventories, net	3,886	5,410
Amount due from related parties	308,682	646,341
Prepayments and other current assets	100,354	175,592
Total current assets	2,564,659	7,521,982
Non-current assets
Property and equipment, net	42,044	39,640
Goodwill	957,605	957,605
Intangible assets, net	715,877	507,964
Operating lease right-of-use assets	—	107,120
Non-current time deposits	—	400,000
Other non-current assets	5,930	12,715
Total non-current assets	1,721,456	2,025,044

TOTAL ASSETS	4,286,115	9,547,026

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities
Short-term loan	—	600,000
Accounts payable	9,924	13,846
Notes payable	—	170,000
Payable to riders and drivers	381,341	717,496
Amount due to related parties	82,800	52,918
Accrued expenses and other current liabilities	366,285	814,991
Operating lease liabilities	—	41,737
Total current liabilities	840,350	2,410,988

Non-current liabilities
Deferred tax liabilities	43,701	38,558
Non-current operating lease liabilities	—	69,525
Total non-current liabilities	43,701	108,083

TOTAL LIABILITIES	884,051	2,519,071

DADA NEXUS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands, except share data and otherwise noted)

	As of December 31,	As of December 31,
	2019	2020
	RMB	RMB

MEZZANINE EQUITY	10,593,026	—

SHAREHOLDERS’ (DEFICIT) EQUITY
Ordinary shares (US$0.0001 par value, 1,499,945,349 and 2,000,000,000 shares authorized, 369,290,629 and 941,450,185 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	237	639
Additional paid-in capital	309,102	16,442,721
Subscription receivable	(35)	—
Accumulated deficit	(7,639,926)	(9,345,102)
Accumulated other comprehensive income (loss)	139,660	(70,303)
TOTAL SHAREHOLDERS’ (DEFICIT) EQUITY	(7,190,962)	7,027,955

TOTAL LIABILITIES, MAZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT) EQUITY	4,286,115	9,547,026

DADA NEXUS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands, except share and per share data and otherwise noted)

	For the three months ended December 31,		For the year ended December 31,
	2019	2020	2019	2020
	RMB	RMB	RMB	RMB

Net revenues	1,186,438	2,015,822	3,099,698	5,739,989
Costs and expenses
Operations and support	(1,083,273)	(1,637,285)	(2,845,872)	(4,721,311)
Selling and marketing	(485,171)	(702,854)	(1,414,540)	(1,848,730)
General and administrative	(70,729)	(113,301)	(281,376)	(498,826)
Research and development	(95,282)	(110,215)	(333,844)	(428,849)
Other operating expenses	(16,405)	(20,534)	(49,669)	(67,137)
Total costs and expenses	(1,750,860)	(2,584,189)	(4,925,301)	(7,564,853)
Other operating income	5,699	18,803	75,884	60,779
Loss from operations	(558,723)	(549,564)	(1,749,719)	(1,764,085)

Other income/(expenses)
Interest income	14,682	19,117	84,276	65,598
Interest expenses	—	(5,177)	—	(11,830)
Foreign exchange loss	—	—	(13,370)	—
Total other income	14,682	13,940	70,906	53,768
Loss before income tax benefits	(544,041)	(535,624)	(1,678,813)	(1,710,317)
Income tax benefits	2,258	1,254	9,032	5,141
Net loss	(541,783)	(534,370)	(1,669,781)	(1,705,176)
Accretion of convertible redeemable preferred shares	(217,189)	—	(795,015)	(375,649)
Net loss attributable to ordinary shareholders of Dada Group	(758,972)	(534,370)	(2,464,796)	(2,080,825)

Net loss per share
Basic	(2.09)	(0.59)	(6.80)	(3.12)
Diluted	(2.09)	(0.59)	(6.80)	(3.12)

Weighted average shares used in calculating net loss per share
Basic	363,971,130	909,264,305	362,644,898	667,844,843
Diluted	363,971,130	909,264,305	362,644,898	667,844,843

Net loss	(541,783)	(534,370)	(1,669,781)	(1,705,176)
Other comprehensive income/(loss)
Foreign currency translation adjustments	(17,596)	(117,315)	(446)	(209,963)
Total comprehensive loss	(559,379)	(651,685)	(1,670,227)	(1,915,139)

DADA NEXUS LIMITED

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except share and per share data and otherwise noted)

	For the three months ended December 31,		For the year ended December 31,
	2019	2020	2019	2020
	RMB	RMB	RMB	RMB

Loss from operations	(558,723)	(549,564)	(1,749,719)	(1,764,085)
Add:
Share-based compensation expense	13,457	72,124	51,168	360,078
Intangible assets amortization	52,531	43,927	207,430	182,289
Non-GAAP loss from operations	(492,735)	(433,513)	(1,491,121)	(1,221,718)

Net loss	(541,783)	(534,370)	(1,669,781)	(1,705,176)
Add:
Share-based compensation expense	13,457	72,124	51,168	360,078
Intangible assets amortization	52,531	43,927	207,430	182,289
Income tax benefit	(2,259)	(1,254)	(9,032)	(5,141)
Non-GAAP net loss	(478,054)	(419,573)	(1,420,215)	(1,167,950)

Accretion of convertible redeemable preferred shares	(217,189)	—	(795,015)	(375,649)

Non-GAAP net loss attributable to ordinary shareholders of Dada Group	(695,243)	(419,573)	(2,215,230)	(1,543,599)

Non-GAAP net loss per share
Basic	(1.91)	(0.46)	(6.11)	(2.31)
Diluted	(1.91)	(0.46)	(6.11)	(2.31)

Weighted average shares used in calculating net loss per share
Basic	363,971,130	909,264,305	362,644,898	667,844,843
Diluted	363,971,130	909,264,305	362,644,898	667,844,843